Exhibit 12.1

CALCULATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND
EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED SHARE DISTRIBUTIONS
(Unaudited)

The following table sets forth our ratios of earnings to fixed charges and earnings to combined fixed charges and preferred share dividends for the periods indicated. The ratio of earnings to fixed charges was computed by dividing earnings by our fixed charges. The ratio of earnings to combined fixed charges and preferred share dividends was computed by dividing earnings by our combined fixed charges and preferred share dividends. For purposes of calculating these ratios, earnings consist of income from continuing operations plus fixed charges, less (income) loss from non-controlling interests and interest capitalized. Fixed charges consist of interest charges on all indebtedness, whether expensed or capitalized, the interest component of rental expense and the amortization of debt discounts and issue costs, whether expensed or capitalized. Preferred share dividends consist of dividends on our Series A and Series B preferred shares.

	(in thousands, except ratios)
	Fiscal Year Ended April 30,
	2015	2014	2013	2012	2011
Earnings
Income (loss) from continuing operations	$28,684	$(23,390)	$20,677	$8,644	$4,679
Add:
Combined fixed charges and preferred distributions (see below)	75,437	73,933	73,657	68,172	64,954
Amortization of capitalized interest	74	0	0	0	0
Less:
(Income) loss noncontrolling interests – consolidated real estate entities	(3,071)	(910)	(809)	(135)	180
Interest capitalized	(4,903)	(2,856)	(742)	(571)	(57)
Preferred distributions	(11,514)	(11,514)	(9,229)	(2,372)	(2,372)
Total earnings	$84,707	$35,263	$83,554	$73,738	$67,384

Fixed charges
Interest expensed	$59,020	59,563	63,686	65,229	62,525
Interest capitalized	4,903	2,856	742	571	57
Total fixed charges	$63,923	$62,419	$64,428	$65,800	$62,582
Preferred distributions	11,514	11,514	9,229	2,372	2,372
Total combined fixed charges and preferred distributions	$75,437	$73,933	$73,657	$68,172	$64,954

Ratio of earnings to fixed charges	1.33x	(1)	1.30x	1.12x	1.08x
Ratio of earnings to combined fixed charges and preferred distributions	1.12x	(1)	1.13x	1.08x	1.04x

(1)
Due to non-cash asset impairment charges of $42.6 million, earnings were inadequate to cover fixed charges and combined fixed charges and preferred distributions by $27.2 million and $38.7 million, respectively. Excluding the asset impairment charge, the ratios of earnings to fixed charges and earnings to combined fixed charges and preferred distributions would have been 1.25 and 1.05, respectively, for the fiscal year ended April 30, 2014.